Exhibit 2

North American Palladium Ltd.

Condensed Interim Consolidated Balance Sheets

(expressed in millions of Canadian dollars)

(unaudited)

	Notes	March 31 2015	December 31 2014
ASSETS
Current Assets
Cash and cash equivalents		$10.4	$4.1
Accounts receivable	4	66.2	75.4
Inventories	5	15.4	14.9
Other assets	6	2.0	3.6

Total Current Assets		94.0	98.0

Non-current Assets
Mining interests	7	450.6	452.8

Total Non-current Assets		450.6	452.8

Total Assets		$544.6	$550.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$32.8	$28.8
Credit facility	9	42.3	36.8
Current portion of obligations under finance leases	10	4.7	4.6
Current portion of long-term debt	11	207.5	7.3

Total Current Liabilities		287.3	77.5

Non-current Liabilities
Income taxes payable		0.1	0.1
Asset retirement obligations	8	16.9	15.8
Obligations under finance leases	10	13.0	14.2
Long-term debt	11	38.1	218.8

Total Non-current Liabilities		68.1	248.9

Shareholders’ Equity
Common share capital and purchase warrants	12	868.4	866.4
Stock options and related surplus		9.8	9.7
Equity component of convertible debentures, net of issue costs	11	6.9	6.9
Contributed surplus		8.9	8.9
Deficit		(704.8)	(667.5)

Total Shareholders’ Equity		189.2	224.4

Total Liabilities and Shareholders’ Equity		$544.6	$550.8

Nature of operations and going concern – Note 1

Commitments – Note 14

Subsequent events – Notes 9, 11 and 18

See accompanying notes to the condensed interim consolidated financial statements

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North American Palladium Ltd.

Condensed Interim Consolidated Statements of Operations and

Comprehensive Loss

(expressed in millions of Canadian dollars, except share and per share amounts)

(unaudited)

			Three months ended March 31
	Notes		2015	2014
Revenue	15		$64.0	$48.7

Mining operating expenses
Production costs			41.6	29.7
Smelting, refining and freight costs			6.7	4.2
Royalty expense			2.5	2.1
Depreciation and amortization			8.6	10.4
Inventory pricing adjustment			0.5	—
Loss on disposal of equipment			0.1	0.4

Total mining operating expenses			60.0	46.8

Income from mining operations			4.0	1.9

Other expenses
Exploration			2.5	0.8
General and administration			2.7	2.6
Interest expense and other costs	16		13.3	13.3
Financing costs			0.4	4.0
Foreign exchange loss			22.4	7.9

Total other expenses			41.3	28.6

Loss before taxes			(37.3)	(26.7)
Income tax recovery			—	—

Loss and comprehensive loss for the period			$(37.3)	$(26.7)

Loss per share
Basic and Diluted	12	(d)	$(0.10)	$(0.11)

Weighted average number of shares outstanding
Basic and Diluted	12	(d)	390,782,683	232,873,928

See accompanying notes to the condensed interim consolidated financial statements

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North American Palladium Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(expressed in millions of Canadian dollars)

(unaudited)

			Three months ended March 31
	Notes		2015	2014
Cash provided by (used in) Operations
Loss for the period			$(37.3)	$(26.7)
Operating items not involving cash
Depreciation and amortization			8.6	10.4
Inventory pricing adjustment			0.5	—
Accretion expense (recovery)	16		2.1	(0.2)
Share-based compensation and employee benefits	12	(f)	0.4	0.5
Unrealized foreign exchange loss			21.9	7.5
Loss on disposal of equipment			0.1	0.4
Interest expense and other			11.2	13.5
Financing costs			0.4	4.0

			7.9	9.4
Changes in non-cash working capital	17		12.8	(26.2)

			20.7	(16.8)

Financing Activities
Issuance of convertible debentures, net of issue costs	11		—	28.5
Credit facility	9		1.0	6.1
Repayment of obligations under finance leases	10		(1.1)	(0.8)
Interest paid			(8.3)	(1.5)
Other			(0.4)	(0.5)

			(8.8)	31.8

Investing Activities
Additions to mining interests, net	7		(5.6)	(2.9)

			(5.6)	(2.9)

Increase in cash			6.3	12.1
Cash and cash equivalents, beginning of the period			4.1	9.8

Cash and cash equivalents, end of the period			$10.4	$21.9

Cash and cash equivalents consisting of:
Cash			$10.4	$21.9

Foreign exchange included in cash balance			$1.2	$1.1

See accompanying notes to the condensed interim consolidated financial statements

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North American Palladium Ltd.

Condensed Interim Consolidated Statements of Shareholders’ Equity

(expressed in millions of Canadian dollars, except share amounts)

(unaudited)

	Notes		Number of shares	Capital stock	Stock options	Equity component of convertible debentures	Contributed surplus	Deficit	Total shareholders’ equity
Balance, January 1, 2014			197,109,924	$798.4	$9.1	$6.9	$8.9	$(600.8)	$222.5
Common shares issued:
Pursuant to conversion of convertible debentures (Series 1)	11		76,407,816	30.9	—	—	—	—	30.9
Stock based compensation:
Stock-based compensation	12	(b)(c)	474,409	0.3	0.2	—	—	—	0.5
Net loss and comprehensive loss for the three months ended March 31, 2014			—	—	—	—	—	(26.7)	(26.7)

Balance, March 31, 2014			273,992,149	$829.6	$9.3	$6.9	$8.9	$(627.5)	$227.2

Balance, January 1, 2015			386,514,777	$866.4	$9.7	$6.9	$8.9	$(667.5)	$224.4
Common shares issued:
Pursuant to conversion of convertible debentures (Series 1 & 2)	11		5,258,170	1.7	—	—	—	—	1.7
Stock based compensation:
Stock-based compensation	12	(b)(c)	1,917,594	0.3	0.1	—	—	—	0.4
Net loss and comprehensive loss for the three months ended March 31, 2015			—	—	—	—	—	(37.3)	(37.3)

Balance, March 31, 2015			393,690,541	$868.4	$9.8	$6.9	$8.9	$(704.8)	$189.2

See accompanying notes to the condensed interim consolidated financial statements

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North American Palladium Ltd.

Notes to the Condensed Interim Consolidated Financial Statements

(expressed in millions of Canadian dollars, except per share amounts and metal prices)

1. NATURE OF OPERATIONS AND GOING CONCERN

North American Palladium Ltd. (“NAP”) is domiciled in Canada and was incorporated on September 12, 1991 under the Canadian Business Corporations Act. The address of the Company’s registered office is 200 Bay Street, Suite 2350, Royal Bank Plaza South Tower, Toronto, Ontario, Canada, M5J 2J2. The Company’s 100%-owned subsidiary is Lac des Iles Mines Ltd. (“LDI”).

NAP operates the LDI palladium mine, located northwest of Thunder Bay, Ontario, which started producing palladium in 1993. The Company has transitioned the LDI mine from mining via ramp access to mining via shaft while utilizing bulk mining methods.

The condensed interim consolidated financial statements for the Company include the Company and its subsidiary (collectively referred to as the “Company”).

The condensed interim consolidated financial statements have been prepared on a going concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. On April 15, 2015 the Company announced that it has entered into an agreement with Brookfield Capital Partners Ltd. (“Brookfield”), its senior secured term loan lender, aimed at significantly reducing the Company’s debt and enhancing the Company’s liquidity (the “Recapitalization”, see note 18). The Company’s ability to continue operations, exploration and development activities in the near term is dependent upon successfully executing the Recapitalization under a plan of arrangement under the Canada Business Corporation Act, or the Company obtaining a superior proposal, as defined in the Recapitalization agreement, which would enable it to satisfy its obligations and continue operations.

The Company’s senior secured term loan and credit facility contain several financial covenants, which, if not met would result in an event of default. These loans also include certain other covenants, including limits on liens, material adverse change provisions and cross-default provisions. Certain events of default entitle the lenders to demand repayment and, the senior secured term loan provides for the payment of a prepayment fee and penalty interest upon an event of default. At March 31, 2015, the Company was in default of the minimum shareholders’ equity and senior debt to EBITDA ratio covenants. The Company received waivers of the March 31, 2015 violations, and amendments waiving future covenant compliance for the April, May and June 2015 compliance tests, subject to certain conditions. However, the Company’s lenders will require testing of covenant compliance commencing with the July 31, 2015 compliance date, or earlier if certain conditions of the waivers are not met. If compliance is not met on the test date, such an event would represent events of default resulting in all amounts becoming due on August 15, 2015, subject to extension to September 15, 2015 in certain conditions. There is no assurance that the Company will be in compliance with its covenants on the dates specified. In addition, the Company’s convertible debentures contain change of control clauses which may occur as a result of completing the Recapitalization or obtaining a Superior Proposal. If the Company’s lenders were to demand repayment of outstanding amounts upon an event of default on either August 15, 2015 or September 15, 2015, or if the change of control clause on the Company’s convertible debentures is triggered as a result of completing the Recapitalization or obtaining a Superior Proposal, the Company would not have sufficient funds to repay its obligations when due, and such events could cause the Company to seek protection from its creditors, or seek to restructure its obligations.

The Company’s ability to continue operations and exploration and development activities is also dependent upon a number of variables including, but not limited to, meeting production targets, metal prices, operational costs, capital expenditures, achieving profitable operations at the LDI mine and meeting future covenant requirements under the Company’s senior secured term loan and credit facility.

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North American Palladium Ltd.

These conditions have resulted in a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include adjustments to the carrying values and classifications of recorded assets and liabilities and related revenues and expenses that might be necessary should the Company be unable to continue as a going concern.

2. BASIS OF PRESENTATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of these financial statements, including IAS 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

Basis of Measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis, except for the following items in the consolidated balance sheet:

(i)	Accounts receivable are measured at fair value.

(ii)	Financial instruments at fair value through profit or loss are measured at fair value.

(iii)	Liabilities for cash-settled share-based payment arrangements are measured at fair value.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies disclosed in the Company’s annual financial statements for the year ended December 31, 2014 have been applied consistently by all Company entities for all periods presented in these condensed interim condensed financial statements, unless otherwise indicated.

Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of NAP and its wholly-owned subsidiary.

Adoption of New Accounting Standards

There have been no new accounting standards adopted by the Company for the three-month period ended March 31, 2015.

New standards not yet adopted

The following new standards or amendments to standards are not yet effective for the period ended March 31, 2015 or have otherwise not yet been adopted by the Company.

IAS 16 and IAS 38 Clarification of acceptable methods of depreciation and amortization

This pronouncement amends IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets to (i) clarify that the use of a revenue-based depreciation method is not appropriate for property, plant and equipment, and (ii) provide a rebuttable presumption for intangible assets. The amendment is effective for years beginning on or after January 1, 2016. This amendment is not expected to have a material impact on the consolidated financial statements of the Company.

IFRS 15 Revenue from contracts with customers

This new standard on revenue recognition supercedes IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations. The amendment is effective for years beginning on or after January 1, 2017. The Company is

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North American Palladium Ltd.

presently evaluating the potential impact of this new standard on the consolidated financial statements of the Company.

IFRS 9 Financial Instruments: Classification and Measurement

On July 24, 2014 the IASB issued the complete IFRS 9 (IFRS 9 (2014)) which will replace IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. This includes the introduction of a third measurement category for financial assets – fair value through other comprehensive income.

Special transitional requirements have been set for the application of the new general hedging model.

IFRS 9 (2014) includes finalized guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment, and new general hedge accounting requirements.

The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company is presently evaluating the impact of adopting this standard.

4. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	At March 31 2015	At December 31 2014
Accounts receivable	$66.0	$75.2
Unrealized gain on financial contracts[1]	0.2	0.2

Accounts receivable	$66.2	$75.4

[1]	As at March 31, 2015, a total of 4,100 ounces of past palladium production delivered and sold to a smelter, was priced using forward prices for the month of final settlement at an average price of $1,043 per ounce of palladium (December 31, 2014 – 12,800 ounces of past palladium production at an average price of $942 per ounce).

Accounts receivable represents the value of all platinum group metals (“PGMs”), gold and certain base metals contained in LDI’s concentrate shipped for smelting and refining, using the March 31, 2015 forward metal prices and foreign exchange rates applicable for the month of final settlement, and for which significant risks and rewards have transferred to third parties.

All of the accounts receivable are due from one customer at March 31, 2015 (December 31, 2014 – two customers). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully collected. The Company is not economically dependent on its customers, refer to note 15.

First priority security of accounts receivable, supplies inventory, and inventories of concentrate, crushed and broken ore and second priority security on the property, plant and equipment have been pledged as security against a credit facility described in note 9.

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North American Palladium Ltd.

5. INVENTORIES

Inventories consist of the following:

	At March 31 2015	At December 31 2014
Supplies[1]	$11.7	$11.3
Concentrate inventory[1]	3.5	3.1
Crushed and broken ore stockpiles[1,2]	0.2	0.5

Total	$15.4	$14.9

[1]	This portion of inventories has been pledged as security on the Company’s credit facility. Refer to note 9.
[2]	Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing.

During the period ended March 31, 2015, concentrate inventory was written down in the amount of $0.5 to reflect net realizable value (March 31, 2014—$nil) and has been recorded as an inventory pricing adjustment.

6. OTHER ASSETS

Other assets consist of the following:

	At March 31 2015	At December 31 2014
Prepaids	$1.7	$2.0
HST receivable	0.2	0.8
Other receivables	0.1	0.8

	$2.0	$3.6

7. MINING INTERESTS

Mining interests are comprised of the following:

	Plant and equipment	Underground mine development	Equipment under finance lease	Mining leases and claims, royalty interest, and development	Total
Carrying amounts
As at December 31, 2014	$64.3	$358.8	$18.6	$11.1	$452.8

As at March 31, 2015	$65.0	$356.9	$17.9	$10.8	$450.6

Depreciation and amortization

As a result of the finalization of the technical report for the LDI mine, which was filed on March 27, 2015 (amended on April 20, 2015), the Company has revised its estimate of in-situ ounces of palladium used as the denominator for depreciation and amortization of certain of its assets under the unit-of-production method. The revised estimate was based on the inclusion of the proven and probable reserves and measured resources expected to be converted to reserves based on prior conversion rates. This change in estimate has been prospectively applied for all depreciation and amortization calculations effective February 1, 2015.

Asset restrictions and contractual commitments

The Company’s assets are subject to certain restrictions on title and property, plant and equipment. Substantially all assets are pledged as security for credit agreement arrangements and senior secured lenders. See notes 4, 9, and 11.

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North American Palladium Ltd.

8. ASSET RETIREMENT OBLIGATIONS AND RECLAMATION DEPOSITS

At March 31, 2015, the changes in asset retirement obligations are as follows:

Asset retirement obligations, beginning of period	$15.8
Change in discount rate and estimated closure costs	1.0
Accretion expense	0.1

Asset retirement obligations, end of period	$16.9

Asset retirement obligations comprised the following as at March 31, 2015:

Property	Expected timing of cash flows	Asset retirement obligation	Mine closure plan requirement	Letters of credit outstanding	Undiscounted asset retirement obligation
LDI mine[1]	2029	$16.9	$14.1	$14.1	$20.7

[1]	Including a letter of credit for Shebandowan West project, the total letters of credit outstanding are $14.4 for asset retirement obligations. Refer to note 14.

The key assumptions applied for determination of the ARO obligation are as follows as at:

	At March 31 2015	At December 31 2014
Inflation	2.00%	2.00%
Market risk	5.00%	5.00%
Discount rate	1.36%	1.67%

The asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.

9. CREDIT FACILITY

The Company has secured a credit facility with a Canadian chartered bank, which was due to mature on July 3, 2015, and was further extended to September 15, 2015 as part of the Recapitalization negotiations. The credit facility is to be used for working capital liquidity and general corporate purposes. The maximum that can be utilized under the facility is the lesser of US$60 and an amount determined by a borrowing base calculation. The credit facility contains certain financial covenants, as defined in the agreement, including senior debt to earnings before interest, taxes, depreciation and amortization ratios, which became effective in the fourth quarter of 2014, and adjusted current ratio requirements, minimum tangible net worth requirements and capital expenditure limits which became effective June 7, 2013 which, if not met, result in an event of default. The loan also includes certain other covenants, including material adverse change provisions and cross-default provisions with the senior secured term loan (note 11). Certain events of default result in the credit facility becoming immediately due, while other events of default entitle the lender to demand repayment. The Company has obtained waivers due to certain covenants being breached as of March 31, 2015 and which extend to August 15, 2015, or to September 15, 2015 subject to certain conditions.

Under the credit facility, as of March 31, 2015, the Company utilized $15.5 (US$12.2) for letters of credit, primarily for reclamation deposits (December 31, 2014– $15.4 (US$13.3)), and had $42.3 (US$33.4) in borrowings outstanding (December 31, 2014 – $36.8 (US$31.7)).

First priority security of accounts receivable, supplies inventory, and inventories of concentrate, crushed and broken ore and second priority security on the property, plant and equipment have been pledged as security against the credit facility. Refer to note 4.

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North American Palladium Ltd.

10. LEASES

At the respective reporting dates, the Company was party to the following lease arrangements:

FINANCE LEASES (OBLIGATIONS UNDER FINANCE LEASES)

The Company leases production equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the equipment at a beneficial price. The leased equipment secures the lease obligations. The net carrying amount of leased equipment at each reporting date is summarized in the mining interests under the category of equipment under finance lease. Refer to note 7.

The following is a schedule of future minimum lease payments under finance leases together with the present value of the net minimum lease payments at each reporting date:

	At March 31, 2015			At December 31, 2014
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
Less than one year	$5.5	$0.8	$4.7	$5.5	$0.9	$4.6
Between one and five years	13.9	0.9	13.0	15.3	1.1	14.2

	$19.4	$1.7	$17.7	$20.8	$2.0	$18.8
Less current portion			4.7			4.6

			$13.0			$14.2

OPERATING LEASES

The Company, from time to time, enters into leasing arrangements for production and other equipment under a number of operating leases. These leases are generally short-term in nature and subject to cancellation clauses. The Company periodically reviews the nature of these leases to identify if there have been any significant changes to the terms and use of the items under operating lease which would require reclassification as a finance lease. Any required reclassification is applied prospectively from the date the revised lease terms become effective.

The following schedule provides the future minimum lease payments under non-cancellable operating leases outstanding at each of the reporting dates:

	At March 31 2015	At December 31 2014
Less than one year	$1.5	$1.4
Between one and five years	1.7	1.4

	$3.2	$2.8

The total minimum lease payments recognized in expense during each of the stated three month end periods are as follows:

	March 31 2015	March 31 2014
Minimum lease payments expensed	$0.7	$0.9

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North American Palladium Ltd.

11. LONG-TERM DEBT

Long-term debt is comprised of the following as at each reporting date:

	At March 31 2015	At December 31 2014
Senior secured term loan	$205.5	$186.4
Convertible debentures (2012)	37.9	37.5
Convertible debentures and warrants (2014 – Series 1)	1.3	0.8
Convertible debentures and warrants (2014 – Series 2)	0.9	1.4

	245.6	226.1
Less current portion	207.5	7.3

	$38.1	$218.8

Senior secured term loan

On June 7, 2013, the Company closed a US$130 senior secured term loan financing with Brookfield which bears interest at 15% per annum and is due June 7, 2017. The loan is secured by first priority security on the property, plant and equipment and second priority security on accounts receivable and inventory. The Company has the option to accrue interest during the first two years of the loan; in which case, the interest rate on the loan and accrued interest would increase by 4%.

At closing, the Company exercised an option to defer a commitment fee of US$3.9 for a period of up to two years. As a result, the balance of the commitment fee was added to the principal outstanding with interest on the outstanding fee compounding monthly until repaid.

In addition to the term loan and the commitment fee included in the principal, the loan agreement also included a provision for the payment of an exit fee equal to 5% of term loan principal settlements at the time of repayment.

On November 29, 2013, the Company amended its senior secured term, resulting in an additional advance of US$21.4 of cash. The cash received consisted of an additional US$15.0 added to the existing facility and a refund of US$6.4 of cash interest previously paid to Brookfield.

Pursuant to the 2013 amendment, the interest rate was recalculated as if the Company had elected to accrue interest on the loan from the date of the original closing on June 7, 2013, resulting in a 4% increase of the interest rate from 15% to 19% until a voluntary reversion to cash interest payments by the Company. The exit fee contained in the original loan agreement was replaced by an amendment fee and all interest accrued up to and including June 30, 2014 was capitalized to the principal amount along with the amendment and commitment fees. Prepayment of any principal (including capitalized interest and fees) is subject to a prepayment fee (note 18) and voluntary prepayment conditions. The 2013 amendment resulted in an increase of the US$133.9 principal of the loan at November 29, 2013 for capitalized interest of US$12.7, an additional loan of US$15.0, and an amendment fee of US$8.1 for a total revised principal of US$169.7.

The loan is measured at amortized cost. Interest on the loan was originally recorded at an effective interest rate of 16.7%. As a result of the 2013 amendment to the term loan agreement, the amended effective interest rate was adjusted to 18.00%.

Effective June 30, 2014, the loan was further amended to reduce the interest rate to 15% effective July 1, 2014. As part of the 2014 amendment, a payment of US$23.4, consisting of US$16.2 previously accrued interest and US$7.2 of associated pre-payment fees, was made on July 3, 2014, and accrued and unpaid interest of US$16.2 was capitalized to the loan principal amount. As a result of this amendment to the term loan agreement, the amended effective interest rate was adjusted to 18.74%. As at March 31, 2015, the carrying amount for the senior secured term loan was $205.5 (US$162.0) (December 31, 2014 – $186.4 (US$160.6).

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North American Palladium Ltd.

The loan contains covenants, including senior debt to earnings before interest, taxes, depreciation and amortization ratios, which became effective in the fourth quarter of 2014, and minimum tangible net worth requirements and capital expenditure limits which became effective June 7, 2013 which, if not met, would result in an event of default. The loan also includes certain events of default including breaches of the financial covenants, material adverse changes, limits on liens, additional debt, payments and cross-default provisions. Certain events of default result in the loan becoming immediately due, together with the prepayment fee and penalty interest of 5% above the applicable rate while unpaid, and other events of default entitle the lender to demand repayment of the loan together with the prepayment fee and penalty interest. At March 31, 2015, the Company was in violation of the minimum tangible net worth and senior debt to earnings before interest, taxes, depreciation and amortization ratio covenants, and for which a waiver was obtained, with an agreement to extend the waiver to August 15, 2015 or to September 15, 2015 if certain terms and conditions are met. At December 31, 2014, the Company was in compliance with all covenants.

Refer to note 18 for discussion of subsequent events which may impact this loan.

Convertible Debentures (2012)

On July 31, 2012, the Company completed an offering of 43,000 convertible unsecured subordinated debentures of the Company at a price of $1,000 per debenture, for total gross proceeds of $43.0 ($40.8 net proceeds). The debentures mature on September 30, 2017 and bear interest at a rate of 6.15% per year, payable semi-annually. At the option of the holder, the debentures may be converted into common shares of the Company at any time prior to maturity at a conversion price of $2.90 per common share.

The convertible debentures are compound financial instruments, consisting of the debt instrument and the equity conversion feature. The debt instrument was valued at amortized cost using the effective interest rate method at a discount rate of 10.5%. The excess of the proceeds of $43.0 over the value assigned to the debt instrument was allocated as the fair value of the equity component of the convertible debentures. Transaction costs were netted against the debt instrument and equity component based on the pro-rata allocation of the fair value of each instrument at initial recognition.

Of the net proceeds of $40.8, $33.9 has been allocated to long-term debt, and the remaining portion of $6.9 has been allocated to the equity component of the convertible debentures at the time of issuance.

Convertible Debentures (2014 – Series 1)

On January 31, 2014 and February 10, 2014, the Company closed a public offering with the aggregate sale of $32.0 gross principal amount of convertible unsecured subordinated debentures (the “2014 Series 1 Debentures”) of the Company at a price of $1,000 per Debenture, including approximately 16.8 million common share purchase warrants (the “2014 Series 1 Warrants”). This offering represented the first tranche of the offering. Net proceeds received were $28.5. The conversion price of the 2014 Series 1 Debentures is $0.635 per common share, and the original exercise price of the 2014 Series 1 Warrants was $0.762 per common share. As a result of the completion of the second tranche offering, the anti-dilution clause within the 2014 Series 1 Debentures agreements resulted in an adjustment of the original exercise price for the 2014 Series 1 Warrants to $0.5786 per common share.

The 2014 Series 1 Debentures will mature on January 31, 2019, unless redeemed or converted earlier, or unless extended, and will bear interest at an annual rate of 7.5% payable semi-annually in arrears on January 31 and July 31 of each year. Holders may convert their 2014 Series 1 Debentures into common shares of the Company at any time at a conversion rate of approximately 1,575 Common Shares per $1,000 principal amount of 2014 Series 1 Debentures, representing 50.4 million common shares of the Company. Holders converting their debentures will receive all accrued and unpaid interest, as well as interest that would have been paid if the 2014 Series 1 Debentures were held through to maturity (the “Tranche 1 Make Whole Amount”). At the Company’s option, interest and Tranche 1 Make Whole Amounts can be paid in common shares.

Each 2014 Series 1 Warrant entitles the holder thereof to purchase one common share of the Company at any time before March 28, 2017.

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North American Palladium Ltd.

Due to the existence of multiple derivatives embedded within the contract, the Company has elected to account for the 2014 Series 1 Debentures and all related derivatives as one instrument at fair value through profit or loss, with changes in fair value being recognized as derivative gains or losses through profit or loss. The 2014 Series 1 Warrants are also accounted for at fair value through profit or loss. As a result of this election, transaction costs of $3.5 were expensed as financing costs for the year ended December 31, 2014.

The initial fair value of the 2014 Series 1 debt of $28.4 was determined based on the publicly traded market price of the 2014 Series 1 Debentures, while the fair value of the 2014 Series 1 Warrants approved on March 28, 2014 was assigned a value of $3.6 using the Black-Scholes model.

At December 31, 2014, 2014 Series 1 Debentures with an initial face value of $31.7, including accrued interest and make-whole provisions, had been converted into 76,407,816 common shares of NAP.

In the first quarter of 2015, 2014 Series 1 Debentures with an initial face value of $0.3, including accrued interest and make-whole provisions, had been converted into 760,312 common shares of NAP.

Debentures with a nominal initial face value were outstanding at March 31, 2015 ($0.3 at December 31, 2014). All warrants issued were also outstanding at March 31, 2015. The fair value of the remaining debentures outstanding as at March 31, 2015 is nominal (December 31, 2014 – $0.4) based on the publicly traded market price and the fair value of the outstanding warrants is $1.3 (December 31, 2014 – $0.5), respectively, and this amount is recorded in the statement of financial position in long term debt and current portion of long term debt. The changes in fair value during each of the respective three month reporting periods are included in interest and other income in the statement of comprehensive loss (refer to note 16).

The following assumptions were applied for the Black-Scholes valuations of the outstanding 2014 Series 1 Warrants at initial recognition and the current and prior reporting dates:

	March 31, 2015	December 31, 2014	January 31, 2014
Market price common shares of NAP (PDL)	$0.26	$0.16	$0.53
Strike price	$0.58	$0.58	$0.76
Volatility[1]	92%	83%	75%
Risk free rate	0.51%	1.02%	1.14%
Expected life (in years)	2.00	2.25	3.00

[1]	Expected volatility is estimated by considering historic average daily price volatility of the common shares of the Company based on the remaining life of the warrants.

Refer to note 18 for discussion of subsequent events which may impact this loan.

Convertible Debentures (2014 – Series 2)

On April 11, 2014 and April 17, 2014, the Company closed a public offering with the aggregate sale of $35.0 gross principal amount of convertible unsecured subordinated debentures (the “2014 Series 2 Debentures”) of the Company at a price of $1,000 per Debenture, including approximately 18.9 million common share purchase warrants (the “2014 Series 2 Warrants”). This offering represented the second tranche of the offering. Net proceeds received were $32.7. The conversion price of the 2014 Series 2 Debentures is $0.4629 per common share, and the exercise price of the 2014 Series 2 Warrants is $0.5786 per common share.

The 2014 Series 2 Debentures will mature on April 11, 2019, unless redeemed or converted earlier, or unless extended, and will bear interest at an annual rate of 7.5% payable semi-annually in arrears on March 31 and September 30 of each year. Holders may convert their 2014 Series 2 Debentures into common shares of NAP at any time at a conversion rate of approximately 2,160 Common Shares per $1,000 principal amount of Debentures. Holders converting their

First Quarter Report 2015

North American Palladium Ltd.

debentures will receive all accrued and unpaid interest, as well as interest that would have been paid if the 2014 Series 2 Debentures were held through to maturity (the “Tranche 2 Make Whole Amount”). At the Company’s option, interest and Tranche 2 Make-Whole Amounts can be paid in common shares.

Each 2014 Series 2 Warrant will entitle the holders thereof to purchase one common share of the Company at any time before the second anniversary of the date of issue.

Due to the existence of multiple derivatives embedded within the contract, the Company has elected to account for the 2014 Series 2 Debentures and all related derivatives as one instrument at fair value through profit or loss, with future changes in fair value being recognized as derivative gains or losses through profit or loss. The 2014 Series 2 Warrants are also accounted for at fair value through profit or loss. As a result of this election, transaction costs of $2.3 were expensed in the period as financing costs for the year ended December 31, 2014.

The initial fair value of the 2014 Series 2 Debentures of $33.1 was determined using a FinCAD pricing model, while the value of the related 2014 Series 2 Warrants of $1.9 was calculated using the Black-Scholes model.

At December 31, 2014, 2014 Series 2 Debentures with an initial face value of $33.5, including accrued interest and make-whole provisions, had been converted into 108,972,404 common shares of NAP.

In the first quarter of 2015, 2014 Series 2 Debentures with an initial face value of $0.9, including accrued interest and make-whole provisions, had been converted into 4,497,858 common shares of NAP.

Debentures with an initial face value of $0.3 were outstanding at March 31, 2015 (December 31, 2014 – $1.5). All warrants issued were also outstanding at March 31, 2015. The fair value of the remaining debentures outstanding as at March 31, 2015 is $0.2 and the fair value of the outstanding warrants is $0.7 (December 31, 2014 – $1.0 and $0.4) using the Black-Scholes model, respectively, and these amounts are recorded in the statement of financial position in long term debt and current portion of long term debt, respectively. The changes in fair value for each of the respective three month reporting periods are included in interest and other income in the statement of comprehensive loss (refer to note 16).

The following assumptions were applied for the valuations of the outstanding 2014 Series 2 Debentures and Warrants at initial recognition and the current and prior reporting dates:

Debentures	April 11, 2014
Market price common shares of NAP (PDL)	$0.34
Strike price	$0.46
Risk free rate	1.64%
Expected life (in years)	5.00

Warrants	March 31, 2015	December 31, 2014	April 11, 2014
Market price common shares of NAP (PDL)	$0.26	$0.16	$0.34
Strike price	$0.58	$0.58	$0.58
Volatility[1]	92%	98%	81%
Risk free rate	0.51%	1.01%	1.04%
Expected life (in years)	1.03	1.28	2.00

[1]	Expected volatility is estimated by considering historic average daily price volatility of the common shares of the Company based on the remaining life of the warrants.

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North American Palladium Ltd.

At March 31, 2015, the fair value of the 2014 Series 2 Debentures was estimated based on the equivalent fair value of common shares issuable by the Company to settle the remaining $0.3 (December 31, 2014 – $1.5) initial face value, including accrued interest and make-whole provisions payable under the terms of the debenture agreement. Refer to note 18 for discussion of subsequent events which may impact this loan.

12. SHAREHOLDERS’ EQUITY

(a)	Authorized and Issued Capital Stock

The authorized capital stock of the Company consists of an unlimited number of common shares.

(b)	Group Registered Retirement Savings Plan

The Company has a group registered retirement savings plan, in which eligible employees can participate in at their option. Union employees are entitled to an employer contribution of either: (a) $1.00 for each $1.00 contribution up to a maximum of 5% of base salary for employees who have been employed for 6-18 months (maximum $2,500 per year); or (b) $2.00 for each $1.00 contribution up to a maximum of 10% of base salary for employees who have been employed for greater than 18 months (maximum $5,000 per year). Non-union employees are entitled to an employer contribution equal to 3% of base salary plus an employer matching contribution of up to a maximum of 2% of base salary for employees who have been employed for greater than 90 days. The Company contributions are made either in cash or treasury shares of the Company on a quarterly basis. If the matching contribution is made in treasury shares, the price per share issued is the 5-day volume weighted average trading price of the common shares on the Toronto Stock Exchange (“TSX”) preceding the end of the quarter. During the three month period ended March 31, 2015, the Company contributed 1,917,594 shares with a fair value of $0.3 (2014 – 474,409 shares with a fair value of $0.3), which was equal to the market value of the shares on the contribution date.

(c)	Corporate Stock Option Plan

The Company has a Corporate Stock Option Plan (the “Plan”), under which eligible directors, officers, employees and consultants of the Company may receive options to acquire common shares. The Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number of options to be issued, the exercise price (which is the 5-day volume weighted average trading price of the common shares on the TSX on the trading day prior to the grant date), expiration dates of each option, the extent to which each option is exercisable (provided that the term of an option shall not exceed 10 years from the date of grant), as well as establishing the time period should the optionee cease to be an “Eligible Person” as set forth in the conditions of the Plan. One third of options granted vest on each of the first three anniversary dates of the date of grant.

The maximum number of common shares issuable under the Plan, and all other share-based compensation arrangements of the Company, shall not exceed 3.49% of the issued and outstanding shares of the Company (“the cap”). As at March 31, 2015, of the 5,415,342 options outstanding, 3,815,342 options granted under the Plan were subjected to the cap, which represented 0.97% of the issued and outstanding shares of the Company. At December 31, 2014, 1,184,658 options were available to be granted under the Plan.

First Quarter Report 2015

North American Palladium Ltd.

The following summary sets out the activity in outstanding common share purchase options:

	At March 31, 2015		At December 31, 2014
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of period	5,371,142	$0.99	3,359,221	$1.91
Granted	100,000	$0.16	2,596,700	$0.18
Cancelled/forfeited	(48,300)	$0.27	(549,779)	$2.29
Expired	(7,500)	$8.87	(35,000)	$8.40

Outstanding, end of period	5,415,342	$0.97	5,371,142	$0.99

Options exercisable at end of period	1,377,583	$2.34	1,341,752	$2.35

No options were exercised during the three month period ended March 31, 2015 or the year ended December 31, 2014.

The following table summarizes information about the Company’s stock options outstanding at March 31, 2015:

Exercise price range	Average remaining contractual life (years)	Options Outstanding at March 31, 2015	Options Exercisable at March 31, 2015
$0.16-2.50	4.86	4,765,343	727,584
$2.51-3.00	1.84	130,000	130,000
$3.01-6.00	2.72	404,999	404,999
$6.01-6.52	1.09	115,000	115,000

	4.55	5,415,342	1,377,583

The fair value of options granted during the three month periods ended March 31, 2015 and March 31, 2014 have been estimated at the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

	March 31 2015	March 31 2014
Awards granted	100,000	—
Weighted average fair value of awards	$0.10	$—
Pre-vest forfeiture rate	27%	—%
Grant price	$0.16	$—
Market price	$0.17	$—
Volatility[1]	78%	—%
Risk free rate	1.08%	—%
Dividend yield	0%	—%
Expected life (in years)	3.52	—

[1]	Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(d)	Reconciliation of the diluted number of shares outstanding:

	Three months ended March 31
	2015	2014
Net loss available to common shareholders	$(37.3)	$(26.7)
Effect of dilutive securities	—	—

Adjusted net loss available to common shareholders	$(37.3)	$(26.7)

Weighted average number of shares outstanding	390,782,683	232,873,928
Effect of dilutive securities	—	—

Weighted average diluted number of shares outstanding	390,782,683	232,873,928

Diluted net loss per share	$(0.10)	$(0.11)

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North American Palladium Ltd.

For the three month periods ended March 31, 2015 and March 31, 2014, the dilutive effects of the convertible debentures, warrants, restricted share units and stock options have not been included in the determination of diluted loss per share because to do so would be anti-dilutive.

(e)	Other Stock-Based Compensation – Restricted Share Unit Plan

The Company has a Restricted Share Unit Plan (“RSU”) under which eligible directors, officers and key employees of the Company are entitled to receive awards of RSUs. Each RSU is equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet. The RSU is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number and timing of RSUs to be awarded and their vesting periods, not to exceed three years. The value of each award is charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability are adjusted to reflect the changes in market value of the liability based on the fair values of RSU’s for each vesting period determined using the Black-Scholes model.

As at March 31, 2015, 2,274,717 (December 31, 2014 – 1,221,126) restricted share units had been granted and were outstanding at an aggregate value of $0.3 (December 31, 2014 – $0.1).

(f)	Summary of Share-based compensation and employee benefits

The following table details the components of share-based compensation expense:

	Three months ended March 31
	2015	2014
Registered retirement savings plan	$0.3	$0.3
Common share stock options	0.1	0.2
Restricted share units	0.2	—

	$0.6	$0.5

As at March 31, 2015, the number of shares issued or issuable pursuant to awards made under all share-based compensation plans of the Company, which were subject to the cap, represents 2.03% of the Company’s total issued and outstanding common shares.

13. FINANCIAL INSTRUMENTS

Fair Values

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, credit facility, current derivative liabilities, obligations under finance leases and long-term debt.

Cash and cash equivalents, accounts receivable, current derivative liabilities, and 2014 Series 1 and Series 2 debentures and warrants are stated at fair value. The carrying value of other assets and trade accounts payable and accrued liabilities and the amount outstanding under the credit facility approximate their fair values due to the immediate or short-term maturity of these financial instruments.

Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of the Company entity and counterparty when appropriate.

The Company enters into financial contracts to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar for past production already sold. For substantially all of

First Quarter Report 2015

North American Palladium Ltd.

the palladium delivered to customers under smelter agreements, the quantities and timing of settlement specified in the financial contracts matches final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue.

Other non-derivative financial liabilities

The fair values of the senior secured term loan, 2012 convertible debentures and finance leases, which are determined for disclosure purposes, are calculated based on the present value of future principal and interest cash flows, discounted at the estimated market rate of interest at the reporting date. For finance leases the estimated market rate of interest is determined by reference to similar lease agreements.

The fair values of the non-derivative financial liabilities are comprised of the following as at each reporting date:

	At March 31 2015	At December 31 2014
Senior secured term loan	$219.7	$201.0
Convertible debentures (2012)	44.4	45.2
Finance leases	17.7	18.8

Fair Value Hierarchy

The table below details the fair values of the assets and liabilities at March 31, 2015:

	Notes	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Financial assets
Cash and cash equivalents		$10.4	$—	$—	$10.4
Accounts receivable	4	—	66.0	—	66.0
Fair value of financial contracts*	4	—	0.2	—	0.2
Financial liabilities
Senior secured term loan		—	(219.7)	—	(219.7)
Convertible debentures (2012)		—	(44.4)	—	(44.4)
Finance leases		—	(17.7)	—	(17.7)
Fair value of convertible debentures and warrants	11	—	(2.2)	—	(2.2)

Net carrying value		$10.4	$(217.8)	$—	$(207.4)

*	As detailed in note 4, the asset relating to the mark-to-market on financial contracts is included in the carrying value of accounts receivable on the balance sheet.

14. COMMITMENTS

(a)	Sheridan Platinum Group of Companies (“SPG”) Commitment

The Company is required to pay a 5% net smelter royalty to SPG from mining operations at the Lac des Iles mine. This obligation is recorded as royalty expense.

(b)	Operating Leases and Other Purchase Obligations

As at March 31, 2015, the Company had outstanding operating lease commitments and other purchase obligations of $3.2 and $5.6 respectively (December 31, 2014 – $2.8 and $5.1 respectively) the majority of which had maturities of less than five years (see also note 10).

First Quarter Report 2015

North American Palladium Ltd.

(c)	Letters of Credit

As at March 31, 2015, the Company had outstanding letters of credit of $15.5, consisting of $14.4 for various mine closure deposits and $1.1 for a regulated energy supplier (December 31, 2014 – $15.4 outstanding letters of credit, consisting of $14.4 for various mine closure deposits and $1.0 for a regulated energy supplier).

15. REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals
2015
Three months ended March 31
Revenue – before pricing adjustments	$61.3	$44.6	$5.7	$4.3	$3.8	$2.8	$0.1
Pricing adjustments:
Commodities	(5.5)	(4.8)	(0.5)	0.1	(0.3)	—	—
Foreign exchange	8.2	6.2	0.8	0.5	0.4	0.3	—

Revenue – after pricing adjustments	$64.0	$46.0	$6.0	$4.9	$3.9	$3.1	$0.1

2014
Three months ended March 31
Revenue – before pricing adjustments	$46.2	$32.3	$4.4	$4.0	$2.8	$2.7	$—
Pricing adjustments:
Commodities	2.7	2.5	0.2	0.1	0.1	(0.2)	—
Foreign exchange	(0.2)	(0.7)	0.2	0.1	0.1	0.1	—

Revenue – after pricing adjustments	$48.7	$34.1	$4.8	$4.2	$3.0	$2.6	$—

During the three month period ending March 31, 2015, the Company delivered all of its concentrate to two customers under the terms of the respective agreements (2014 – two customers).

Although the Company sells its bulk concentrate to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company’s concentrate.

16. INTEREST EXPENSE AND OTHER COSTS

Interest expense and other costs consist of the following:

		Three months ended March 31
	Note	2015	2014
Interest on finance leases		$0.3	$0.2
Asset retirement obligation accretion	8	0.1	0.1
Accretion expense on long-term debt		2.0	(0.3)
Interest expense		9.3	10.0
Change in fair value of palladium warrants		—	0.3
Change in fair value of convertible debentures		0.4	2.7
Change in fair value of warrants		1.2	0.3

		$13.3	$13.3

First Quarter Report 2015

North American Palladium Ltd.

17. OTHER DISCLOSURES

Statement of Cash flows

The net changes in non-cash working capital balances related to operations are as follows:

	Three months ended March 31
	2015	2014
Cash provided by (used in):
Accounts receivable	$9.2	$(10.2)
Inventories	(1.0)	(2.3)
Other assets	1.6	2.9
Accounts payable and accrued liabilities	3.0	(15.4)
Taxes payable	—	(1.2)

	$12.8	$(26.2)

18. SUBSEQUENT EVENTS

On April 15, 2015, the Company announced that, following discussions with Brookfield, the Company has entered into the Recapitalization agreement with Brookfield aimed at significantly reducing the Company’s debt and enhancing the Company’s liquidity.

The Company has retained CIBC World Markets Inc. to act as its financial advisor in connection with the Recapitalization and to conduct a strategic review process to solicit interest in a sale of the Company. The Company has until June 30, 2015 to obtain a superior proposal to the Recapitalization, with closing to occur within a specified timeframe thereafter. Acceptance of a superior proposal is subject to a break fee payable by the Company as defined in the Recapitalization agreement.

The Company has obtained covenant relief from its senior secured lenders in respect of certain financial and other covenants until August 15, 2015, extendible to September 15, 2015 under certain conditions. Although the Company produced approximately 45,600 payable ounces of palladium in the first quarter of 2015, covenant relief was required as a result of a weakening of the Canadian dollar, and decline in palladium prices and lower production volumes in March combined with higher expenses, which impacted the minimum shareholders’ equity and senior debt to EBITDA ratio covenants at March 31, 2015.

The Company entered into an immediately available US$25 interim credit facility with Brookfield, and US$25 was drawn on April 15, 2015. The facility terminates on September 15, 2015 and bears interest at 16%. NAP is continuing normal business operations at its Lac des Iles mine and the Company’s obligations to employees, trade creditors, equipment leases and suppliers will not be affected by the Recapitalization.

If no superior transaction emerges from the strategic review process by June 30, 2015, the terms of the Recapitalization will be as follows:

•	Conversion of all amounts owing to Brookfield into equity, resulting in Brookfield owning common shares representing 92% of the common shares outstanding on a fully-diluted basis after giving effect to the Recapitalization;

•	Conversion of the 2012 and 2014 convertible debentures into equity, resulting in holders of convertible debentures owning common shares representing in aggregate 6% of the common shares outstanding on a fully diluted basis after giving effect to the Recapitalization;

•	Existing holders of common shares will own 2% of the post-Recapitalization common shares outstanding on a fully-diluted basis;

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North American Palladium Ltd.

•	The Company’s outstanding warrants and options will be terminated;

•	After completion of the Recapitalization, the Company will undertake a $50 rights offering to raise equity, pursuant to which all shareholders at that time will be able to participate;

•	The rights offering will be backstopped by Brookfield and other parties; and

•	Employees, trade creditors, equipment leases and suppliers will not be affected.

The terms of the Recapitalization are outlined in an agreement the Company has entered into with Brookfield. A copy of the Recapitalization term sheet has been filed with regulators and is available on SEDAR at www.sedar.com and EDGAR at www.edgar.com.

The Recapitalization is subject to receipt of customary approvals, including convertible debenture holder and shareholder approval, as well as customary closing conditions. A holder of convertible debentures holding approximately 54% of the Company’s convertible debentures has executed an agreement to support the Recapitalization.

It is estimated that acceleration of the repayment of the principal of the senior secured term loan will result in a prepayment fee in the amount of US$46.1 being applied to the outstanding principal at the time of settlement.

First Quarter Report 2015